

Edward Nass · 3rd

Founder, CEO at TTech, Inc.

New York, New York, United States · **Contact info**

500+ connections

 TTech Inc

Vanderbilt University

Experience


Founder, CEO
TTech Inc · Full-time
Sep 2020 – Present · 1 yr 4 mos


Founder, Principal
West End Advisory LLC
Sep 2020 – Present · 1 yr 4 mos
New York, United States

 **West End Advisory, LLC**


Darktrace
3 yrs 10 mos

Manager, Account Director [EMEA]
Oct 2018 – Sep 2020 · 2 yrs
London, United Kingdom

Manager, Team Lead [US]
Jun 2018 – Sep 2020 · 2 yrs 4 mos
Greater New York City Area

Show 1 more role ⌄

Education


Vanderbilt University
Bachelor of Arts (B.A.), Management and Media
2012 – 2016
Activities and Societies: Executive Board - Lights on the Lawn, Elected Member of Vanderbilt's Interfraternity Council (Head of Philanthropy and Activities)

Active student and community member at Vanderbilt University (Nashville, TN). Created major, Management and Media, which incorporated business courses focused on management and technology industries.

Outside of the classroom, much of my time was dedicated to philanthropic / volunteer efforts and campus-wide event planning.


Institut Le Rosey
French Language



Rye High School
High School Diploma
Activities and Societies: High Honor Roll, National Honor Society

Show 2 more education ⌄

Licenses & certifications



Certified Real Estate Salesperson
Issued Aug 2013 · No Expiration Date

Volunteer experience



Junior Board Member
Save a Child's Heart
Feb 2013 – Present · 8 yrs 11 mos
Children

Based in Tel Aviv, SACH provides life-saving cardiac surgeries to young children from developing nations. These children usually do not have access to the necessary healthcare in their home countries, so SACH flies them to Tel Aviv, houses / feeds / preps them for surgery, performs the surgery, rehabilitates them and then sends them home with a new lease on life. Do to some miraculous work, they have gotten the cost of saving a life down to $15,000! If you are curious to get involved or learn more, shoot me a note!



Executive Board Member
The Mary Parrish Center
Aug 2012 – May 2016 · 3 yrs 10 mos
Human Rights

The Mary Parrish Center is a community in Nashville, TN that provides support and care for women and children who have been victims of domestic abuse. By creating a safe, communal home for individuals and families, and by providing job, interview and healing opportunities, The MPC offers a second chance to escape an unfair and harsh reality.

Through our student/Greek-life led non-profit efforts at Vanderbilt University, I was a core part of a collective that raised over $250,000 for The MPC across the 4 years, primarily through building on campus music festivals.